Exhibit (e)(1)

Excerpts from Depomed, Inc.’s Definitive Proxy Statement on Schedule 14A relating to the 2015 Annual Meeting of Shareholders as filed with the Securities and Exchange Commission on April 6, 2015.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Company’s Compensation Committee consists of Ms. Dawes and Drs. Saks and Zenoff. None of the members of the Compensation Committee is, or has ever been, an officer or employee of the Company or any of its subsidiaries. None of these directors had any relationship requiring disclosure by the Company under Item 404 of Regulation S-K (Certain Relationships and Related Transactions). No interlocking relationship exists, or in the past fiscal year has existed, between any member of the Compensation Committee and any member of any other company’s board of directors or compensation committee.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Audit Committee of the Board is responsible for monitoring and reviewing issues involving potential conflicts of interest and reviewing and approving related party transactions. Except as set forth below, during fiscal year 2014 the Company did not engage, and does currently not propose to engage, in any transaction or series of transactions in which the amount involved exceeded or exceeds $120,000 and in which any of the Company’s directors or executive officers, any holder of more than 5% of any class of the Company’s voting securities or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, nor was any director or executive officer or any of their family members indebted to the Company in any amount in excess of $120,000 at any time.

Management Continuity Agreements

In June 2014, the Company entered into management continuity agreements with each of its executive officers in the form described below under “EXECUTIVE COMPENSATION—Potential Payments upon Termination or Change in Control”.

Srinivas G. Rao, M.D., Ph.D. Offer Letter

On July 15, 2014, the Company entered into a letter agreement (the “Rao Offer Letter”) with Srinivas G. Rao, M.D., Ph.D. pursuant to which Dr. Rao agreed to serve as the Senior Vice President and Chief Medical Officer, effective July 16, 2014. Upon the commencement of Dr. Rao’s employment, the Company entered into its standard form of management continuity agreement with Dr. Rao.

The Rao Offer Letter provided for Dr. Rao to receive an annual base salary of $375,000 and an annual target cash bonus of 40% of his base salary, which was prorated for 2014 based on the number of full months he is employed by the Company. Dr. Rao received a one-time sign-on bonus of $40,000 (the “Rao Sign-On Bonus”) paid in two equal installments of $20,000. The first installment was paid once Dr. Rao completed 60 days of employment with the Company and the second installment was paid once Dr. Rao completed 120 days of employment with the Company. If Dr. Rao voluntarily terminates his employment with the Company prior to the first anniversary of his first day of employment, he will be required to repay the full amount of the Rao Sign-On Bonus to the Company within 10 days after his termination date.

As contemplated by the Rao Offer Letter, the Compensation Committee approved the grant to Dr. Rao, upon the commencement of his employment with the Company, of an option under the Company’s 2014 Omnibus Incentive Plan (the “2014 Plan”) to purchase 150,000 shares of the Company’s common Stock. The option will vest and become exercisable with respect to one-quarter of the underlying shares on the date that is 12 months after the date of grant, and in 36 equal monthly installments thereafter, such that the option will be fully vested and exercisable on the fourth anniversary of the date of grant.

Richard Scott Shively Offer Letter

On July 31, 2014, the Company entered into a letter agreement (the “Shively Offer Letter”) with Richard Scott Shively pursuant to which Mr. Shively agreed to serve as Senior Vice President and Chief Commercial Officer, effective September 2, 2014. Upon the commencement of Mr. Shively’s employment, the Company entered into its standard form of management continuity agreement with Mr. Shively.

The Shively Offer Letter provided for Mr. Shively to receive an annual base salary of $375,000 and an annual target cash bonus of 40% of his base salary, which was prorated for 2014 based on the number of full months he was employed by the Company in 2014. Mr. Shively received a one-time sign-on bonus of $25,000 (the “Shively Sign-On Bonus”) that was paid once Mr. Shively completed 90 days of employment with the Company. If Mr. Shively voluntarily terminates his employment with the Company prior to the first anniversary of his first day of employment, he will be required to repay the full amount of the Shively Sign-On Bonus to the Company within 10 days of his termination date. Mr. Shively is also entitled to receive up to $75,000 in relocation expense reimbursement, including any gross-up of relocation expenses that is included in Mr. Shively’s taxable income. If Mr. Shively voluntarily terminates his employment with the Company for any reason within 24 months following his first day of employment, he will be required to repay the Company the full amount of any reimbursements.

As contemplated by the Shively Offer Letter, the Compensation Committee approved the grant to Mr. Shively, upon the commencement of his employment with the Company, an option under the 2014 Plan to purchase 150,000 shares of the Company’s common stock. The option will vest and become exercisable with respect to one-quarter of the underlying shares on the date that is 12 months after the date of grant, and in 36 equal monthly installments thereafter, such that the option will be fully vested and exercisable on the fourth anniversary of the date of grant.

EXECUTIVE OFFICERS AND SENIOR MANAGEMENT

The Company’s executive officers and other members of senior management as of March 20, 2015 are set forth in the table below. Biographical information for Mr. Schoeneck is set forth above under “BOARD OF DIRECTORS AND DIRECTOR NOMINEES.”

Name	Age	Position
Executive Officers
James A. Schoeneck	57	President and Chief Executive Officer
August J. Moretti	64	Chief Financial Officer and Senior Vice President
Matthew M. Gosling	44	Senior Vice President and General Counsel
Srinivas G. Rao, M.D., Ph.D.	46	Senior Vice President and Chief Medical Officer
R. Scott Shively	58	Senior Vice President and Chief Commercial Officer
Thadd M. Vargas	49	Senior Vice President, Business Development

Other Senior Management
Jeff P. Coon	52	Vice President, Human Resources
Gerd G. Kochendoerfer, Ph.D.	47	Vice President, Technical Development and Quality

August J. Moretti has served as Chief Financial Officer and Senior Vice President since January 2012. From 2004 to December 2011, Mr. Moretti served as Chief Financial Officer and Senior Vice President of Alexza Pharmaceuticals, Inc., a publicly-held pharmaceutical company. From 2001 to 2004, Mr. Moretti served as Chief Financial Officer of Alavita, Inc. (formerly Surromed, Inc.), a privately-held biotechnology company. Prior to Alavita, Mr. Moretti was a partner of Heller Ehrman LLP, an international law firm. Mr. Moretti holds a B.A. in economics from Princeton University and a J.D. from Harvard Law School.

Matthew M. Gosling has served as Senior Vice President and General Counsel since January 2011 after having served as Vice President and General Counsel since June 2006. Prior to joining the Company, Mr. Gosling was a partner of Heller Ehrman LLP, an international law firm. Mr. Gosling holds a B.A. in economics and Spanish from Trinity University and a J.D. from the University of Chicago.

Srinivas G. Rao, M.D. has served as Senior Vice President and Chief Medical Officer since July 2014. Prior to joining the Company in 2014, Dr. Rao served as Executive Vice President and Head of Neuroscience at Retrophin, Inc. From 2011 to 2013, Dr. Rao served as Founder and Chief Executive Officer of Kyalin Biosciences, Inc., a privately held biotechnology company he founded and that was acquired by Retrophin in 2013. From 2001 to 2011, Dr. Rao served as Chief Scientific Officer of Cypress Bioscience, Inc., a publicly-held pharmaceutical company. Dr. Rao holds a M.D. and a Ph.D. in neurobiology from Yale University.

R. Scott Shively has served as Senior Vice President and Chief Commercial Officer since September 2014. From 2012 to 2014, Mr. Shively served as Executive Vice President and Chief Commercial Officer of Zogenix, Inc. From 2009 to 2012, Mr. Shively served as Vice President—Global Commercial Disease Area Lead for Pain for Pfizer, Inc. From 2007 to 2009, Mr. Shively served as Senior Vice President for Commercial Operations at Alpharma Pharmaceuticals Inc., a specialty pharmaceutical company focused on pain management. Prior to Alpharma, Mr. Shively served as Senior Vice President for Global Respiratory as well as interim President and Chief Executive Officer, USA at Altana AG and VP of Marketing for Endo Pharmaceuticals plc. Mr. Shively holds a B.S. in Zoology from Duke University.

Thadd M. Vargas has served as Senior Vice President, Business Development since December 2008, after having served as Vice President, Business Development since December 2002. Prior to joining the Company, Mr. Vargas served as Vice President of Finance at Worldres.com, Inc., Director of Finance at Kosan Biosciences, Inc. and Director of Business Development at Anergen, Inc. Prior to joining Anergen, Mr. Vargas was a member of Ernst & Young LLP’s life sciences audit practice. Mr. Vargas currently serves on the board of a privately-held company. Mr. Vargas holds a B.A. in business economics from the University of California at Santa Barbara.

Jeff P. Coon has served as Vice President, Human Resources since September 2011. From 2009 to August 2011, Mr. Coon served as Human Resources Director at Cobham plc. From 2008 to 2009, Mr. Coon served as the Vice President of Human Resources of Exelixis, Inc. From 2006 to 2008, Mr. Coon served as the Executive Director of Human Resources at PDL BioPharma Inc. Prior to joining PDL BioPharma, Mr. Coon served as Vice President Human Resources at CD Holding and Human Resources Director at Johnson and Johnson. Mr. Coon holds a B.A. from California State University Long Beach and a M.S. in Human Resources Management from Golden Gate University in San Francisco.

Gerd G. Kochendoerfer has served as Vice President, Technical Development and Quality since 2011 after having served since 2008 as Senior Director, Project Management. From 2005 to January 2008, Dr. Kochendoerfer served as Senior Director, Drug Development at FibroGen, Inc. Prior to joining FibroGen, Dr. Kochendoerfer, served as Director of Research and Development of Gryphon Therapeutics, Inc. Dr. Kochendoerfer holds a Ph.D. in chemistry from the University of California at Berkeley.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This compensation discussion and analysis describes the material elements of compensation awarded to, earned by, or paid in 2014, to each of the named executive officers. This compensation discussion and analysis focuses on the information contained below under this “EXECUTIVE COMPENSATION” section, and in the related footnotes and narrative.

General

The Company’s Compensation Committee is responsible for overseeing our compensation program, including compensation awarded to the named executive officers. The Company’s compensation philosophy is to provide a competitive balance of cash and equity compensation, benefits, and development opportunities in order to attract and retain the talent necessary to create a collaborative, high-performing work environment that contributes to the Company’s overall success and shareholder value. The key objectives of the Company’s executive compensation program are to be:

•Performance-driven, to align the interests of the Company’s executives and shareholders, fairly reward executives for their efforts, and provide a strong, direct link between the Company’s financial and strategic goals and executive compensation;

•Market competitive, to ensure that the Company attracts and retains executives to lead and manage the Company who are talented, qualified, and capable of achieving the Company’s business objectives;

•Motivational and retention-oriented, so that executives remain dedicated to the Company and its overall growth and performance; and

•Transparent, to ensure that executives receive the information necessary to understand and make informed choices regarding their total compensation packages.

The primary components of the Company’s executive compensation program are base salary, annual cash bonus and stock-based awards. The Company believes that these components, along with the Company’s other benefits and its commitment to career development, foster a productive, team-oriented work environment that offers the Company’s employees the flexibility and opportunity to thrive in a collaborative atmosphere and to receive meaningful rewards and recognition for their contributions to the Company’s growth and success. The Company views these components of compensation as related but distinct. That is, we do not believe that significant compensation derived from one component of compensation should negate or reduce compensation from other components. The Company determines the appropriate level for each compensation component based in part, but not exclusively, on individual performance, competitive compensation information in light of the Company’s recruiting and retention goals, and its view of internal equity and consistency. The Company believes that, as is common in the pharmaceutical industry, stock-based awards, salary, and cash bonuses are all necessary to attract and retain employees. To date, the Company has not adopted any formal policies or guidelines for allocating compensation between long-term and short-term compensation, or between cash and non-cash compensation.

The Chief Executive Officer assists the Compensation Committee in its annual review of the base salaries and other compensation elements for other executive officers. Specifically, the Chief Executive Officer makes recommendations to the Committee regarding base salary increases, equity incentive grants, and the level of achievement of individual objectives for the other executive officers. The Chief Executive Officer discusses his recommendations with the Compensation Committee and the Committee then makes a decision on the compensation package for each named officer. The Compensation Committee, without the Chief Executive Officer present, performs an annual review of the base salary and other compensation elements for the Chief Executive Officer.

Review of Competitive Market; Compensation Consultant

To assist with the analysis of executive compensation for fiscal year 2014, the Compensation Committee engaged Towers Watson, a global professional services firm with expertise consulting on executive compensation matters in general and with specific expertise in the biopharma industry. Towers Watson reports directly to the Compensation Committee, and the Compensation Committee has the sole authority to hire, fire and direct the work of Towers Watson. For fiscal year 2014, Towers Watson advised the Compensation Committee on a variety of compensation-related issues, including:

• refining the Company’s peer group for executive compensation purposes;

• providing general information concerning executive compensation trends and developments, and regulatory developments;

• compiling, analyzing and presenting competitive data to assist the Compensation Committee with: (a) its executive compensation decisions, including that of the Chief Executive Officer and the executives hired by the Company in 2014, as well as the management continuity arrangements the Company entered into with executives in May 2014; and (b) its recommendations regarding non-employee director compensation; and

• compiling, analyzing and presenting competitive data to assist the Compensation Committee with its executive compensation decisions, including that of the Chief Executive Officer and the executives hired by the Company in 2014.

Other than providing the advice and services described above, Towers Watson provided no other services to either the Company or the Compensation Committee during fiscal year 2014.

The Compensation Committee considers various sources of third party compensation information in connection with its compensation decisions. In particular, the committee considers compensation packages offered by its competitors for executive talent. In connection with its fiscal year 2014 compensation review, the Compensation Committee reviewed publicly available compensation information compiled by Towers Watson related to 16 commercial stage pharmaceutical companies with similar revenues (from $22 million to $566 million annually) and market capitalization (generally from $30 million to $6 billion). The companies reviewed included:

Akorn, Inc.
Acorda Therapeutics, Inc.
Arena Pharmaceuticals, Inc.
Auxilium Pharmaceuticals, Inc.
Avanir Pharmaceuticals, Inc.
Emergent Biosolutions
Exelixis, Inc.
Horizon Pharmaceuticals, Inc.
Impax Laboratories
INSYS Therapeutics, Inc.
Medivation, Inc.
Momenta Pharmaceuticals Inc.
Nektar Therapeutics
Sagent Pharmaceuticals
Spectrum Pharmaceuticals, Inc.
Sucampo Pharmaceuticals, Inc.

The peer list above includes 11 of the 15 companies utilized in the Compensation Committee’s 2014 executive compensation review. After consultation with Towers Watson, the Compensation Committee removed four companies (Astex Pharmaceuticals, Inc. Cadence Pharmaceuticals, Inc., Optimer Pharmaceuticals, Inc. and Santarus, Inc.) On Towers Watson’s recommendation six companies (Akorn, Inc., Emergent Biosolutions, Impax Laboratories, INSYS Therapeutics, Inc., and Sagent Pharmaceuticals) were added to the Company’s peer list as replacements for the companies that were removed.

The Compensation Committee also reviewed a custom survey prepared for Towers Watson by Radford Surveys & Consulting, a business unit of Aon plc, that analyzed compensation results from 36 publicly held biotech and pharmaceutical companies with 50 to 499 employees and annual revenues generally from $49 million to $499 million located in Northern California, Southern California and the Mid-Atlantic region. Companies represented in the report included the proxy peers identified above and the following additional companies: Alexion Pharmaceuticals; Alkermes plc; AMAG Pharmaceuticals, Inc.; Biomarin Pharmaceutical, Inc.; Cubist Pharmaceuticals, Inc.; Dendreon Corporation; DURECT Corporation; Dyax Corp.; Incyte Corporation ; Ironwood Pharmaceuticals, Inc.; Jazz Pharmaceuticals plc; NPS Pharmaceuticals, Inc.; Regeneron Pharmaceuticals, Inc.; Salix Pharmaceuticals, LTD.; Seattle Genetics, Inc.; The Medicines Company; Theravance, Inc.; United Therapeutics Corporation; Xenoport, Inc.; and Zogenix, Inc.

The Compensation Committee reviews the information described above in order to understand current compensation practices at peer companies. However, the Compensation Committee does not engage in formal benchmarking relative to peer companies.

Compensation Elements

Base Salary.    The Company seeks to provide its executive officers with competitive annual base salaries in order to attract and retain talented individuals. However, the Company seeks to ensure that a substantial portion of its executives’ compensation depends on the achievement of corporate and individual goals. In determining appropriate salary levels for a given executive officer, the Compensation Committee considers the following factors:

• individual performance;

• experience, skills, and external market conditions;

• level of responsibility;

• breadth, scope, and complexity of the position; and

• executives’ salaries relative to each other.

Based on the criteria above, in February 2015 and February 2014, the Compensation Committee increased the base salary levels of the named executive officers. The increases were effective as of March 1 of each year.

Base Salary ($) and Increase (%)
Name and Principal Position	2015	2014
James A. Schoeneck President and Chief Executive Officer	725,000 / 16.0	625,000 / 5.0
August J. Moretti Chief Financial Officer and Senior Vice President	387,919 / 3.0	376,620 / 3.0
Matthew M. Gosling Senior Vice President and General Counsel	450,000 / 12.7	399,463 / 4.5
Srinivas G. Rao Senior Vice President, Chief Medical Officer	382,875 / 5.0	375,000 / n/a	*
Thadd M. Vargas Senior Vice President, Business Development	350,587 / 2.8	341,038 / 3.5

*Dr. Rao was hired in July 2014.

Cash Bonus.    The Company’s executive officers participate in the discretionary Depomed, Inc. Bonus Plan (the “Bonus Plan”), which provides for annual cash bonuses based on the achievement of individual and corporate objectives. Payment of annual cash bonuses is designed to reward performance for achieving individual and corporate business goals, which the Company believes increases shareholder value. Executives’ cash bonus target as a portion of base salary for 2014 was 70% (in the case of the Chief Executive Officer for 2014), 40% for the Company’s Chief Financial Officer, the Chief Medical Officer, the Chief Commercial Officer and the General Counsel or 35% (in the case of all other executive officers for 2014). In February 2015, upon the recommendation of the Compensation Committee, the Board amended the Bonus Plan to increase the cash bonus target from 70% to 80% of base salary for the President and Chief Executive Officer and from 40% to 45% for the Company’s Chief Financial Officer, the Chief Medical Officer, the Chief Commercial Officer and the General Counsel. The Compensation Committee’s recommendations were made based on an analysis of competitive market data performed by Towers Watson. The increases are effective beginning with bonuses paid in 2016 for 2015 performance.

Bonus payouts are tied in significant part to company-wide corporate objectives approved by the Board that are generally set late in the fourth quarter of the prior year or shortly after the beginning of the current year. Corporate objectives are generally quantitative in nature, so that their achievement can be objectively measured, and are weighted by relative importance. Following the completion of the fiscal year, the Compensation Committee assesses the Company’s performance relative to the corporate goals, and applies a “corporate multiplier” based on that assessment. A corporate multiplier of 100% reflects 100% achievement of corporate objectives. The Board makes the final determination of the corporate multiplier, after receiving a recommendation from the Compensation Committee. The weighting of the achievement of corporate objectives as a portion of an executive’s total bonus payout is 100% in the case of the Chief Executive Officer and 65% in the case of all other executive officers. For 2014, achievement of the Company’s overall corporate objectives was considered at Compensation Committee meetings held on January 15, 2015 and February 4, 2015. Individual performance was considered, and final executive compensation determinations were made, at a Compensation Committee meeting held on February 4, 2015.

The Board does not classify individual objectives by their relative difficulty, but believes that the Company’s corporate objectives are, on the whole, ambitious but achievable. The corporate multipliers established for 2012, 2013 and 2014 were 89.5%, 115.5% and 118%, respectively.

Corporate objectives for 2014, their relative weights, and the extent to which the Compensation Committee determined they were achieved, are set forth below.

	Goal	Weight	Extent Achieved
1.	Achieve net product sales target of $133.1 million	35%	80% (.28)

2.	Enhance the financial strength of the Company by achieving the following financial metrics: (a) EPS target (non-GAAP) of $0.26; (b) total revenue (non-GAAP) of $156.1 million; and (c) return to cash flow positive by Q4 2014 (in each case excluding non-cash items related to PDL royalty sale)	25%	90% (.225)

3.	Execute development of the business consistent with 3 year plan by: (a) completing a transaction to support growth; and (b) successfully integrating CAMBIA® and any other product acquisitions	20%	200% (.40)

4.	Enhance and protect future cash flow by: (a) securing extended Gralise exclusivity through ANDA litigation and Orphan Drug exclusivity; (b) protect Zipsor® (ANDA litigation); and (c) Leverage and monetize patent/technology portfolio.	10%	175% (.10)

5.	Develop infrastructure and culture to support current and future growth by: (a) enhancing company culture consistent with the Company’s vision, mission and values; (b) developing leadership and recruiting talent to support future high-growth expectations; (c) developing and implementing a business continuity plan; and (d) maintaining readiness for multiple financing avenues.	10%	100% (.10)

Corporate Multiplier			118%

The 200% achievement level for the third objective specified above primarily reflects the Company’s entry into a definitive agreement in January 2015 to acquire the US rights to the NUCYNTA® franchise, a major addition to and enhancement of the Company’s pain portfolio. The 175% achievement level for the fourth objective primarily reflects: (a) the August 2014 ruling in the Company’s favor in its patent infringement lawsuit against Actavis Elizabeth LLC and Actavis Inc., upholding the validity of the patents asserted in the litigation and providing expected market exclusivity for Gralise® until 2024; and (b) the September 2014 ruling of in the Company’s favor in its lawsuit against the U.S. Food and Drug Administration, resulting in an order requiring the FDA to grant Gralise® seven years of orphan drug exclusivity for the management of postherpetic neuralgia. The Compensation Committee determined that the achievement of those goals was exceptional and warranted the achievement levels specified above. The Compensation Committee determined that each of the other objectives had been nearly or fully achieved, and recommended that the Corporate Multiplier be set at 118%. The full Board approved the recommendation on February 5, 2015.

Under the Bonus Plan, the Chief Executive Officer does not have individual goals separate from the Company’s corporate objectives. The weighting of individual goals as a portion of other executives’ total bonus payout for 2014 was 35%. The Chief Executive Officer sets individual goals for each of the other executive officers. Individual objectives are mainly quantitative in nature, weighted by relative importance and linked with corporate goals. Following the completion of the year, the Compensation Committee, in consultation with the Chief Executive Officer, reviews the achievement of individual goals and determines the extent to which each goal was achieved, where a rating of “1” (or 100%) indicates full achievement of a given goal. An executive may earn a rating of up to “1.25” (or 125%) with respect to a particular goal if his performance in achieving the goal exceeds expectations. Based on each executive’s achievement of his individual goals and the weighting of the goals, he receives an overall individual rating that is generally close to, but not necessarily equal to, the sum of each individual goal multiplied by the extent achieved.

Each executive’s total annual cash bonus is determined by applying the corporate multiplier to the portion of his bonus target tied to corporate objectives, and by applying his overall individual rating to the portion of his bonus target tied to individual goals, subject to adjustment in the discretion of the Compensation Committee.

Mr. Schoeneck’s 2014 bonus of $525,000 is equal to approximately 120% of his 2014 bonus target of $437,500. Mr. Schoeneck’s bonus reflects the 2014 Corporate Multiplier and an additional amount of $8,750 awarded to Mr. Schoeneck by the Compensation Committee for his overall performance in 2014.

The 2014 individual objectives for Mr. Moretti, the Company’s Chief Financial Officer and Senior Vice President, and the extent to which the goals were achieved, were as follows:

	Goal	Weight	Extent Achieved
1.	Contribute to the achievement of corporate objective No. 1 (related to the achievement of net product sales target)	15%	80%

2.	Contribute to the achievement of corporate objective No. 2 (related to enhancement of the financial strength of the Company and achievement of long-term shareholder value)	35%	90%

3.	Contribute to the achievement of corporate objective No. 3 (related to the achievement of the Company’s strategic plan)	20%	115%

4.	Contribute to the achievement of corporate objective No. 4 (related to the achievement enhancing and protecting future cash flow)	10%	100%

5.	Contribute to the achievement of corporate objective No. 5 (related to the improvement of organization infrastructure and capabilities)	20%	70%

On Mr. Schoeneck’s recommendation, Mr. Moretti’s overall achievement of his individual objectives was set at 0.905. After discussion with Mr. Schoeneck, the Compensation Committee awarded Mr. Moretti a cash bonus of $163,265, which reflected the 118% corporate multiplier for the portion of his bonus attributable to overall corporate performance, and 90.5% of the portion of his bonus target attributable to individual objectives.

The 2014 individual objectives for Mr. Vargas, the Company’s Senior Vice President, Business Development, and the extent to which the goals were achieved, were as follows:

	Goal	Weight	Extent Achieved
1.	Contribute to the achievement of corporate objective No. 3 (related to the achievement of the Company’s strategic plan)	60%	125%

2.	Generate new sources or potential sources of Revenue and cash flow through IP and/or technology licensing and patent defense	20%	100%

3.	Work with new Chief Medical Officer to determine the partnering potential of DM-1992, and create action plan	10%	70%

4.	Contribute to the achievement of corporate objective No. 5 (related to the improvement of organization infrastructure and capabilities)	10%	70%

On Mr. Schoeneck’s recommendation, Mr. Vargas’s overall achievement of his individual objectives was set at 1.09. After discussion with Mr. Schoeneck, the Compensation Committee awarded Mr. Vargas a cash bonus of $137,089, which reflected the 118% corporate multiplier for the portion of his bonus attributable to overall corporate performance, and 109% of the portion of his bonus target attributable to individual objectives.

The 2014 individual objectives for Mr. Gosling, the Company’s Senior Vice President and General Counsel, and the extent to which the goals were achieved, were as follows:

	Goal	Weight	Extent Achieved
1.	Contribute to the achievement of corporate objective No. 4 (related to the achievement enhancing and protecting future cash flow)	45%	125%

2.	Contribute to the achievement of corporate objective No. 3 (related to the achievement of the Company’s strategic plan)	35%	120%

3.	Ensure the Company’s compliance function and program remain effective and appropriate.	10%	100%

4.	Contribute to the achievement of corporate objective No. 5 (related to the improvement of organization infrastructure and capabilities)	10%	95%

On Mr. Schoeneck’s recommendation, Mr. Gosling’s overall achievement of his individual objectives was set at 1.1775. After discussion with Mr. Schoeneck, the Compensation Committee awarded Mr. Gosling a cash bonus of $188,407, which reflected the 118% corporate multiplier for the portion of his bonus attributable to overall corporate performance, and 117.75% of the portion of his bonus target attributable to individual objectives.

The 2014 individual objectives for Dr. Rao, the Company’s Chief Medical Officer and Senior Vice President, and the extent to which the goals were achieved, were as follows:

	Goal	Weight	Extent Achieved
1.	Build out functional areas (Medical Affairs, Regulatory and Clinical) and set a new vision and direction for the entire team.	25%	105%

2.	Complete Phase IV PREA Studies for Zipsor® on schedule.	20%	100%

3.	Complete Phase IV PREA studies for Cambia® on schedule.	20%	115%

4.	Develop clinical trial strategy for existing products, with the target of initiating studies in Q4 of 2014.	20%	115%

5.	Develop label expansion plans around existing products.	15%	110%

On Mr. Schoeneck’s recommendation, Dr. Rao’s overall achievement of his individual objectives was set at 1.0575. After discussion with Mr. Schoeneck, the Compensation Committee awarded Dr. Rao a cash bonus of $71,070, which reflected the 118% corporate multiplier for the portion of his bonus attributable to overall corporate performance, and 105.75% of the portion of his bonus target attributable to individual objectives. In addition, the Compensation Committee awarded Dr. Rao a $20,000 bonus to be paid to him on his first anniversary with the Company provided he is employed with the Company on the date of payout. Dr. Rao’s 2014 cash bonus was prorated based on his hire date of July 16, 2014.

Stock-Based Awards

The Compensation Committee grants stock options and restricted stock units (“RSUs”) to executive officers to motivate them to drive the achievement of corporate objectives, to aid in their retention, and to align their interests with those of the Company’s shareholders by providing executives with an equity stake. Stock options granted to executive officers have an exercise price equal to 100% of the fair market value of the Company’s common stock (the closing sales price on Nasdaq) on the date of grant, so they have value only to the extent that the market price of the Company’s common stock increases after the date of grant. Typically, stock options vest and become exercisable over four years. One-quarter of the shares subject to the option vest after one year in the case of initial option grants. Options generally vest monthly in the case of annual “refresher” grants. The Company began granting RSUs in 2012 in order to remain competitive for executive talent. The RSUs granted by the Company vest in four equal installments over approximately four years. For equity incentive awards made in February 2015, in consultation with Towers Watson, the Committee set target award levels at its February 2015 meeting for the Chief Executive Officer, Senior Vice Presidents, and for other Company Vice Presidents who report to the Chief Executive Officer. The target award levels were based on the Company’s trailing 90-day average stock price as of December 31, 2014, consistent with the methodology employed by the Committee in past years.

Stock options typically are granted to executive officers when they join the Company, and then in connection with significant changes in responsibilities. In considering initial option grants for executives, the committee takes into account the total compensation package offered to the executive, equity grants to comparable executives at similarly situated companies, and the number of stock options granted to the new executive relative to the stock options held by or granted to the Company’s other executives. The Company has not awarded RSUs in connection with an executive’s initial employment or promotion, though may elect to do so in the future.

The Compensation Committee also considers and typically awards annual “refresher” grants for executive officers based on the same factors it considers in making initial option grants, as well as the executive’s performance, the Company’s performance relative to corporate objectives, and recent growth or decline in shareholder value. Refresher grants are generally made in the first quarter of the fiscal year. The date of the meeting of the Compensation Committee at which the annual refresher grants are made is set in advance, and is not coordinated with the release of information concerning the Company’s business. In February 2015, in connection with its determinations regarding executive compensation, the committee made refresher grants to Mr. Schoeneck (345,000 options and 138,000 RSUs), Mr. Gosling (85,000 options and 35,000 RSUs), Mr. Moretti (55,000 options and 22,000 RSUs), Mr. Vargas (50,000 options and 20,500 RSUs, and Dr. Rao and Mr. Shively (32,5000 options and 17,500 RSUs)

Chief Executive Officer Compensation

In setting Mr. Schoeneck’s base salary for 2015, the Compensation Committee reviewed Mr. Schoeneck’s performance as well as an analysis by Towers Watson of compensation paid to other CEOs of publicly-traded pharmaceutical companies identified above under “Review of Competitive Market”. The Compensation Committee determined that a total compensation package near the median of the peer group was appropriate for Mr. Schoeneck. The Committee took into consideration the Company’s performance since Mr. Schoeneck became CEO in April 2011, which included the development of the Company’s specialty pharmaceutical business, enhancement of the Company’s management team, improvement of Company culture and creation, and implementation of the Company’s strategic roadmap. The Compensation Committee set Mr. Schoeneck’s base salary at $725,000 per year, granted him options to purchase 345,000 shares, and awarded him 138,000 RSUs and a $525,000 cash bonus. Each of the various elements of Mr. Schoeneck’s compensation package is at or near the median for the Company’s peer group.

In the event Mr. Schoeneck’s employment is terminated by the Company without cause or by him for good reason (under circumstances that do not trigger severance benefits under Mr. Schoeneck’s Management Continuity Agreement with the Company described below in the section entitled “EXECUTIVE COMPENSATION—Potential Payments upon Termination or Change in Control”.

Severance Agreements

In May 2014, the Company adopted the amended and restated management continuity agreements described below in the section entitled “EXECUTIVE COMPENSATION—Potential Payments upon Termination or Change in Control”. The Company adopted the agreements in order to support its objectives of an overall executive compensation package that is competitive with the Company’s peers, and the retention of qualified executives.

Compensation Policies and Practices as They Relate to the Company’s Risk Management

The Company believes that its compensation policies and practices for all employees, including executive officers, do not create risks that are reasonably likely to have a material adverse effect on the Company. The Board believes its approach to setting corporate goals and individual objectives, bonus payouts at varying levels of performance, and thorough evaluation of performance results assist in mitigating excessive risk-taking that could harm the Company’s value or reward poor judgment by executives. The Board believes the allocation of compensation among base salary and short and long-term cash and equity-linked compensation discourages excessive risk-taking. The Board believes applying Company-wide metrics encourages decision-making that is in the best long-term interests of the Company and its shareholders as a whole. Also, the multi-year vesting of equity awards discourages excessive short-term risk taking.

Other Benefits

Executive officers are eligible to participate in all of the Company’s employee benefit plans, such as medical, dental, group life, disability, and accidental death and dismemberment insurance and 401(k) plan, in each case on substantially the same basis as other employees, subject to applicable law. The Company also provides vacation and other paid holidays to all employees, including executive officers, all of which the Company believes to be comparable to those provided at peer companies.

Tax and Accounting Considerations

Deductibility of Executive Compensation.    In making compensation decisions affecting the executive officers, the Compensation Committee considers the Company’s ability to deduct under applicable federal corporate income tax law compensation payments made to executives. Specifically, the committee considers the requirements and impact of Section 162(m) of the Internal Revenue Code, as amended, which generally disallows a tax deduction for annual compensation in excess of $1 million paid to our named executive officers. Certain compensation that qualifies under applicable tax regulations as “performance-based” compensation is specifically exempted from this deduction rule. The Compensation Committee cannot assure that the Company will be able to fully deduct all amounts of compensation paid to persons who are named executive officers in the future. Further, because the Compensation Committee believes it is important to preserve flexibility in designing its compensation programs, it has not adopted a policy that all compensation must qualify as deductible under Section 162(m).

Compensation Committee Report

The Compensation Committee has reviewed this compensation discussion and analysis, discussed it with management and recommended that it be included in this Proxy Statement.

COMPENSATION COMMITTEE

Karen A. Dawes, Chair
Samuel R. Saks, M.D.
David B. Zenoff, D.B.A.

Notwithstanding anything to the contrary set forth in any of the Company’s filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 that might incorporate future filings, including this Proxy Statement, in whole or in part, the Compensation Committee Report shall not be deemed to be incorporated by reference into any such filings.

Summary Compensation Table

The following table sets forth information concerning compensation earned for services rendered to the Company by each of our named executive officers as determined in accordance with applicable SEC rules (the “named executive officers”).

Name & Principal Position	Year		Salary ($)		Bonus ($)		Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)(4)	Total ($)
James A. Schoeneck	2014		620,058		—		1,548,180	1,360,894	525,000	14,320	4,068,452
President and Chief	2013		590,625		—		710,850	674,181	425,000	14,074	2,414,730
Executive Officer	2012		567,000		—		419,757	363,248	304,500	72,666	1,727,171
August J. Moretti	2014		374,792		—		348,975	306,778	163,265	9,094	1,202,904
Chief Financial Officer	2013		363,875		—		192,945	184,024	145,350	9,244	895,438
and Senior Vice President	2012		353,521		—		—	573,660	114,465	3,813	1,045,459
Matthew M. Gosling	2014		396,596		—		444,150	392,122	188,407	7,586	1,428,861
Senior Vice President	2013		380,047		—		206,485	196,063	156,636	7,894	947,125
and General Counsel	2012		368,978		—		164,970	147,263	122,588	3,241	807,040
Thadd M. Vargas	2014		316,705		—		418,770	369,056	137,089	7,094	1,248,714
Senior Vice President,	2013		327,751		—		192,945	184,024	137,037	7,342	849,099
Business Development	2012		318,979		—		152,750	140,718	109,103	2,717	724,267
Srinivas G. Rao, MD	2014	(5)	171,875	(5)	40,000	(6)	—	684,315	71,070	—	967,260
Senior Vice President
and Chief Medical Officer

(1)The amounts shown represent the grant date fair value of stock options and awards granted in the year calculated in accordance with Accounting Standards Codification Topic 718. For more information, including a discussion of valuation assumptions, see Note 11 “Stock-Based Compensation” in the Notes to Financial Statements contained in our Annual Report on Form 10-K filed with the SEC on February 26, 2015.

(2)Represents actual bonus amounts earned in 2014.

(3)Amounts represent 401(k) match, long term care and life insurance premiums paid by the Company on behalf of the named executive officers.

(4)The Company provides the named executive officers with health, medical and other non-cash benefits generally available to all salaried employees, which are not included in these columns pursuant to SEC rules.

(5)Dr. Rao’s employment with the Company began in July 2014. Compensation reported is for partial year of employment.

(6)Represents a $40,000 sign-on-bonus paid to Dr. Rao in connection with the commencement of employment with the Company.

Grants of Plan-Based Awards

The following table sets forth information regarding grants of stock and option awards made to the named executive officers during fiscal year 2014 and potential fiscal year 2014 target payouts under the Company’s Annual Bonus Plan.

Name	Grant Date	Estimated Future Payouts Under Non- Equity Incentive Plan Awards— Target ($)(1)	Option Awards: Number of Securities Underlying Options (#)	Stock Awards (#)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)(2)
James A. Schoeneck	—	525,000	—	—	—	—
	2/18/2014	—	295,000	122,000	12.69	2,909,074
August J. Moretti	—	150,648	—	—	—	—
	2/18/2014	—	66,500	27,500	12.69	655,753
Matthew M. Gosling	—	159,785	—	—	—	—
	2/18/2014	—	85,000	35,000	12.69	836,272
Thadd M. Vargas	—	119,363	—	—	—	—
	2/18/2014	—	80,000	33,000	12.69	787,826
Srinivas G. Rao, MD(3)	—	63,000	—	—	—	—
	7/16/2014	—	150,000	—	11.83	684,315

(1)This column sets forth the target bonus amount for each named executive officer for the year ended December 31, 2014—under the Company’s Annual Bonus Plan based on achievement of 100% of target amount. There are no thresholds or maximum bonus amounts for each individual officer established under the Company’s Annual Bonus Plan. Actual amounts paid in March 2015 based on the Compensation Committee’s review of corporate performance and individual achievements under the Company’s Annual Bonus Plan for fiscal year 2014 have been reported above under “Summary Compensation Table”.

(2)Represents the grant date fair value of stock options and awards granted in 2014 to the named executive officers. For more information, including a discussion of valuation assumptions, see Note 11 “Stock-Based Compensation” in the Notes to Financial Statements contained in our Annual Report on Form 10-K filed with the SEC on February 26, 2015.

(3)Dr. Rao’s employment with the Company began in July 2014.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding outstanding equity awards held by the named executive officers as of December 31, 2014.

	Option Awards						Restricted Stock Units
Name	Grant Date		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Expiration Date	Grant Date (5)	Number of Restricted Stock Units That have Not Vested (#)	Market Value of Restricted Stock Units That have Not Vested ($)(6)
James A. Schoeneck	12/10/2007	(1)	25,000	—	3.38	12/10/2017	—	—	—
	4/18/2011	(3)	417,633	41,667	8.36	4/18/2021	—	—	—
	1/12/2012	(1)	50,938	30,062	6.11	1/12/2022	1/12/2012	17,175	276,689
	2/7/2013	(1)	89,833	106,167	6.77	2/7/2023	2/7/2013	52,500	845,775
	2/18/2014	(1)	61,458	233,542	12.69	2/18/2024	2/18/2014	91,500	1,474,065
August J. Moretti	1/3/2012	(2)	143,333	54,167	5.35	1/3/2022	—	—	—
	2/7/2013	(1)	24,521	28,979	6.77	2/7/2023	2/7/2013	14,250	229,568
	2/18/2014	(1)	13,854	52,646	12.69	2/18/2024	2/18/2014	20,625	332,269
Matthew M. Gosling	1/14/2011	(1)	36,719	781	7.12	1/14/2021	—	—	—
	5/26/2011	(1)	22,396	2,604	8.55	5/26/2021	—	—	—
	9/1/2011	(1)	36,563	8,437	6.08	9/1/2021	—	—	—
	1/12/2012	(1)	32,813	12,187	6.11	1/12/2022	1/12/2012	6,750	108,743
	2/7/2013	(1)	26,125	30,875	6.77	2/7/2023	2/7/2013	15,250	245,678
	2/18/2014	(1)	17,708	67,292	12.69	2/18/2024	2/18/2014	26,250	422,888
Thadd M. Vargas	8/9/2005	(1)	19,000	—	5.03	8/9/2015	—	—	—
	2/10/2006	(1)	52,500	—	6.29	2/10/2016	—	—	—
	1/25/2008	(1)	1,875	—	3.6	1/25/2018	—	—	—
	1/7/2010	(1)	335	—	3.09	1/7/2020	—	—	—
	1/14/2011	(1)	36,719	781	7.12	1/14/2021	—	—	—
	9/1/2011	(1)	36,563	8,437	6.08	9/1/2021	—	—	—
	1/12/2012	(1)	31,354	11,646	6.11	1/12/2022	1/12/2012	6,250	100,688
	2/7/2013	(1)	24,521	28,979	6.77	2/7/2023	2/7/2013	14,250	229,568
	2/18/2014	(1)	16,667	63,333	12.69	2/18/2024	2/18/2014	24,750	398,723
Srinivas G. Rao, MD(7)	7/16/2014	(4)	—	150,000	11.83	7/16/2024	—	—	—

(1)The options were granted pursuant to the 2004 Equity Incentive Plan (the “2004 Plan”) and vest on a monthly basis in equal increments during the 48-month period from the grant date.

(2)The options were granted pursuant to the 2004 Plan and vest over four years, with the first 25% vesting one year from the grant date, and the remainder vesting on a monthly basis in equal increments during the 36-month period following the initial vesting date.
(3)The options were granted pursuant to the 2004 Plan and vest over four years, with the first 12.5% vesting six months from the grant date, and the remainder vesting on a monthly basis in equal increments during the 42-month period following the initial vesting date.

(4)The options were granted pursuant to the 2014 Omnibus Incentive Plan (the “2014 Plan”) and vest over four years, with the first 25% vesting one year from the grant date, and the remainder vesting on a monthly basis in equal increments during the 36-month period following the initial vesting date.

(5)One quarter of each award of restricted stock units vests annually on December 1 of each year, provided the executive officer continues to provide services to the Company.

(6)Amounts represent an estimate of the market value of unvested restricted stock units as of December 31, 2014, assuming a market value of $16.11 per share.

(7)Dr. Rao’s employment with the Company began in July 2014.

Option Exercises and Restricted Stock Awards Vested

The following table sets forth certain information regarding option exercises and the vesting of restricted stock units held by our named executive officers during the fiscal year ended December 31, 2014.

	Option Awards		Stock Awards
Name	Number of Shares Acquired On Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired On Vesting (#)	Value Realized on Vesting ($)(2)
James A. Schoeneck	100,700	642,766	73,925	1,148,055
August J. Moretti	—	—	14,000	217,420
Matthew M. Gosling	96,875	994,551	23,125	359,131
Thadd M. Vargas	49,040	403,182	21,625	335,836
Srinivas G. Rao, MD(3)	—	—	—	—

(1)Represents the excess of the market value of the shares exercised on the exercise date over the aggregate exercise price of such shares.

(2)The value shown is the number of restricted stock units times the market price of the Company’s common stock on the vesting date.

(3)Dr. Rao’s employment with the Company began in July 2014.

Potential Payments upon Termination or Change in Control

In May 2014, the Board approved a form of Management Continuity Agreement to be entered into with each of the Company’s executive officers. The Company subsequently entered into definitive Management Continuity Agreements with each such officer, which agreements replace and supersede the Management Continuity Agreements previously entered into by the Company and its executive officers.

The Management Continuity Agreement provides, among other things, that in the event an executive officer is subject to an involuntary termination within 12 months following a change of control, the executive officer is entitled to receive: (i) 100% acceleration of such officer’s unvested Company equity awards; (ii) severance payments for a period of 24 months (if the officer is the chief executive officer) or 12 months (if the officer is not the chief executive officer) equal to the base salary which the officer was receiving immediately prior to the change of control; (iii) a lump sum payment equal to two times (if such officer is the chief executive officer) or equal to (if the officer is not the chief executive officer) such officer’s annual bonus target for the Company’s fiscal year in which the termination occurs, and (iv) continuation of payment by the Company of the full cost of the health insurance benefits provided to such officers immediately prior to the change of control through the earlier of the end of the severance period or until such officer is no longer eligible for such benefits under applicable law.

In addition, the Management Continuity Agreements provides, among other things, that in the event the executive officer is subject to an involuntary termination (other than in connection with a change of control as described above), the executive officer will receive: (i) acceleration of 12 months’ of such officer’s unvested Company equity awards if the officer is the chief executive officer; and (ii) severance payments for a period of 18 months (if the officer is the chief executive officer) or 12 months (if the officer is a senior vice president), equal to the base salary which the officer was receiving immediately prior to the change of control; and (iii) continuation of payment by the Company of the full cost of the health insurance benefits provided to such officers immediately prior to the change of control through the earlier of the end of the severance period or until such officer is no longer eligible for such benefits under applicable law.

The provisions of the Management Continuity Agreement relating to the benefits Mr. Schoeneck is entitled to receive upon an involuntary termination of his employment other than in connection with a change in control of the Company replace and supersede the related provisions of the Employment Agreement entered into between Mr. Schoeneck and the Company in April 2011.

The executive officer is not entitled to receive a “gross up” payment to account for any excise tax that might be payable pursuant to Section 4999 of the Internal Revenue Code. Instead, the executive officer shall receive the greater of (i) the full severance benefits less any taxes, including excise taxes or (ii) the amount of severance benefits that would result in no excise tax having to be paid. These benefits are contingent upon the executive officer’s release of any claims against the Company.

The following table sets forth potential payments to the Company’s named executive officers employed as of December 31, 2014 under the Management Continuity Agreement that would have been made if had an involuntary termination within 12 months of following a change of control occurred as of December 31, 2014.

Potential Payments—Involuntary Termination Following a Change of Control

Name	Severance Payments ($)		Bonus Payments ($)		Health Insurance Benefit ($)		Option and Stock Award Vesting Acceleration ($)(1)
James A. Schoeneck	1,250,000	(2)	1,050,000	(3)	42,506	(4)	5,010,382
August J. Moretti	376,620	(5)	163,265	(6)	19,828	(7)	1,595,386
Matthew M. Gosling	399,463	(5)	188,407	(6)	28,208	(7)	1,529,019
Thadd M. Vargas	341,038	(5)	137,089	(6)	20,436	(7)	1,424,345
Srinivas G. Rao, MD	375,000	(5)	150,000	(6)	18,289	(7)	642,000

(1)Accelerated equity value as if the involuntary termination occurred on December 31, 2014.

(2)The amount reported represents total severance payments over 24 months.

(3)The amount reported equals two times such officer’s annual bonus target for the Company’s fiscal year in which the termination occurs.

(4)The amount reported represents total health and dental insurance premiums to be paid on behalf of the named executive officer for 24 months.

(5)The amount reported represents total severance payments over 12 months.

(6)The amount reported equals such officer’s annual bonus target for the Company’s fiscal year in which the termination occurs.
(7)The amount reported represents health and dental insurance premiums to be paid on behalf of the named executive officer for 12 months.

The following table sets forth potential payments to the Company’s named executive officers employed as of December 31, 2014 under the Management Continuity Agreement that would have been made if an involuntary termination (other than within 12 months of following a change of control) occurred as of December 31, 2014.

Potential Payments—Involuntary Termination

Name	Severance Payments ($)		Health Insurance Benefit ($)		Option and Stock Award Vesting Acceleration ($)(1)
James A. Schoeneck	937,500	(2)	31,879	(3)	2,501,236
August J. Moretti	376,620	(4)	19,828	(5)	—
Matthew M. Gosling	399,463	(4)	28,208	(5)	—
Thadd M. Vargas	341,038	(4)	20,436	(5)	—
Srinivas G. Rao, MD	375,000	(4)	18,289	(5)	—

(1)Accelerated equity value as if the involuntary termination occurred on December 31, 2014.

(2)The amount reported represents total severance payments over 18 months.

(3)The amount reported represents total health and dental insurance premiums to be paid on behalf of the named executive officer for 18 months.

(4)The amount reported represents total severance payments over 12 months.

(5)The amount reported represents total health and dental insurance premiums to be paid on behalf of the named executive officer for 12 months.

Director Compensation

In accordance with the terms of the Non-Employee Director Compensation and Grant Policy (the “Director Compensation Policy”) approved by the Board in May 2014, each non-employee director receives an annual cash retainer fee of $55,000. Any non-employee chairman of the Board receives an additional $30,000 annual retainer. The retainers described below are also paid to non-employee directors for Board committee service.

The chairman of the Audit Committee receives an additional $20,000 annual retainer, and each other member of the Audit Committee receives an additional $12,500 annual retainer.

The chairman of the Compensation Committee receives an additional $15,000 annual retainer, and each other member of the Compensation Committee receives an additional $10,000 annual retainer.

The chairman of the Nominating and Corporate Governance Committee receives an additional $10,000 annual retainer fee, and each other member of the Nominating and Corporate Governance Committee receives an additional $5,000 annual retainer.

Any non-employee director who oversees the annual review of the performance of senior management and the Board receives an additional $10,000 annual retainer.

In addition to the cash compensation described above, in accordance with the Director Compensation Policy, each non-employee director receives, on the date of each Annual Meeting of Shareholders held in 2015 and thereafter (i) an option having a value equal to $60,000 (calculated using the Black-Scholes Valuation method based on assumptions consistent with the methodology used in the Company’s financial statements and with an exercise price equal to the Fair Market Value (as defined in the 2014 Plan) of the Company’s common stock as of the date of grant) that vests in 12 equal monthly installments and (ii) an award of restricted stock units having a value of $60,000 based on the Fair Market Value (as defined in the 2014 Plan) of the Company’s common stock as of the date of grant that vest on the first anniversary of date on which such award of restricted stock units were made.

The following table summarizes non-employee director compensation during fiscal year 2014. Mr. Schoeneck does not receive equity or cash compensation for his Board duties. All cash and equity compensation paid to, or earned by, Mr. Schoeneck in fiscal year 2014 in his capacity as the Company’s President and Chief Executive Officer is reflected in the executive compensation tables set forth above.

Name	Fees Earned or Paid in Cash ($)	Option and Restricted Stock Unit Awards ($)(1)(2)	Total ($)
Vicente Anido, Jr., Ph.D	73,500	119,943	193,443
G. Steven Burrill*	35,059	—	—
Karen A. Dawes	88,500	119,943	208,443
Louis J. Lavigne, Jr	81,000	119,943	200,943
Samuel R. Saks, M.D.	76,000	119,943	195,943
Peter D. Staple	93,000	119,943	212,943
David B. Zenoff, D.B.A	91,000	119,943	210,943

*Mr. Burrill ceased serving as a director of the Company effective June 19, 2014.

(1)The amounts shown represent the grant date fair value of stock options and restricted stock awards granted in fiscal year 2014 calculated in accordance with Accounting Standards Codification Topic 718. For more information, including a discussion of valuation assumptions, see Note 11 “Stock-Based Compensation” in the Notes to Consolidated Financial Statements contained in our Annual Report on Form 10-K filed with the SEC on February 26, 2015.

(2)The aggregate number of shares subject to outstanding stock options held by each director serving on the Board as of December 31, 2014 was as follows: 69,852 shares for Mr. Anido; 139,852 shares for Ms. Dawes; 49,852 shares for Mr. Lavigne; 69,852 shares for Dr. Saks; 184,852 shares for Mr. Staple; and 154,852 shares for Dr. Zenoff.

The aggregate number of shares subject to outstanding restricted stock awards held by each director serving on the Board as of December 31, 2014 was 3,863 shares.

REPORT OF THE AUDIT COMMITTEE

Equity Compensation Plan Information

The following table sets forth certain information regarding securities authorized for issuance under the Company’s equity incentive plans during the fiscal year ended December 31, 2014. The Company’s equity compensation plans as of December 31, 2014 include the 2004 Plan, the 2014 Plan and the Company’s 2004 Employee Stock Purchase Plan (the “ESPP Plan”).

	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan category	(a)		(b)	(c)
Equity compensation plans approved by security holders	7,292,470	(1)	$8.49	5,904,956	(2)
Equity compensation plans not approved by security holders	—		—	—
	7,292,470		$8.49	5,904,956

(1)The number of securities in column (a) includes 6,748,006 options with a weighted-average remaining life of 7.4 years and 544,464 shares of restricted stock units.

(2)The number of securities in column (c) includes (i) 5,368,400 shares available for issuance under the 2014 Plan and (ii) 536,556 shares available for issuance under the ESPP Plan. There are no shares available for issuance pursuant to new awards under the 2004 Plan.